REGEN Industrial Hemp USA, LLC

Index to Financial Statements



PINNACLE
Accountancy Group of Utah
Certified Public Accountants

a dba of Heaton & Company, PLLC

INDEPENDENT AUDITORS' REPORT

To the Member
of REGEN Industrial Hemp USA, LLC

Opinion

We have audited the accompanying financial statements of REGEN Industrial Hemp USA, LLC (the Company), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in member deficit, and cash flows for the years then ended, and the related notes to the financial statements (collectively referred to as the financial statements).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has net losses and has not yet generated any revenues, which raises substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Pinnacle Accountancy Group of Utah

Pinnacle Accountancy Group of Utah
(a dba of Heaton & Company, PLLC)
Farmington, Utah
August 10, 2023

REGEN INDUSTRIAL HEMP USA, LLC

BALANCE SHEETS

	December 31, 2022	December 31, 2021
ASSETS		
Current Assets		
Cash	$ 8,740	$ 16,977
Prepaid expenses	-	5,000
Total Current Assets	8,740	21,977
TOTAL ASSETS	**$ 8,740**	**$ 21,977**
LIABILITIES AND MEMBER EQUITY		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities	$ 51,601	$ -
Accounts payable and accrued liabilities – related party	19,480	9,740
Related party loan	116,003	87,803
Total Current Liabilities	187,084	97,543
Total Liabilities	187,084	97,543
Member Equity		
Member equity	(178,344)	(75,566)
Total Member Equity	(178,344)	(75,566)
TOTAL LIABILITIES & MEMBER EQUITY	**$ 8,740**	**$ 21,977**

The accompanying notes are an integral part of these audited financial statements.

REGEN INDUSTRIAL HEMP USA, LLC
STATEMENTS OF OPERATIONS

	Year ended December 31, 2022	Year ended December 31, 2021
REVENUE:	$ -	$ -
EXPENSES:		
General and administrative expenses	5,837	9,914
Professional fees	87,201	16,000
Total Expenses	93,038	**25,914**
OTHER INCOME (EXPENSE):		
Interest expense – related party	(9,740)	(6,340)
Total Other Income (Expense)	(9,740)	(6,340)
NET INCOME (LOSS)	$ (102,778)	$ (32,254)

The accompanying notes are an integral part of these audited financial statements.

REGEN INDUSTRIAL HEMP USA, LLC
STATEMENT OF MEMBER EQUITY

	Total Member Equity
Balance as of December 31, 2020	$ (43,312)
Net loss	(32,254)
Balance as of December 31, 2021	$ (75,566)
Net loss	(102,778)
Balance as of December 31, 2022	$ (178,344)

The accompanying notes are an integral part of these audited financial statements.

REGEN INDUSTRIAL HEMP USA, LLC

STATEMENTS OF CASH FLOWS

		Year ended December 31, 2022		Year Ended December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss	$	(102,778)	$	(32,254)
Adjustments to reconcile net loss to net cash provided by (used in) operations:				
Changes in operating assets and liabilities:				
Accounts payable and accrued liabilities		51,601		-
Accounts payable and accrued liabilities – related party		9,740		6,340
Prepaid expense		5,000		(5,000)
Net cash provided by (used in) Operating Activities		**(36,437)**		**(30,914)**
CASH FLOWS FROM INVESTING ACTIVITIES				
Net cash (used in) Investing Activities		**-**		**-**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from related party loans		28,200		47,891
Net cash provided by Financing Activities		**28,200**		**47,891**
Net cash increase (decrease) for period		**(8,237)**		**16,977**
Cash at beginning of period		**16,977**		**-**
Cash at end of period	**$**	**8,740**	**$**	**16,977**
SUPPLEMENTAL CASH FLOW INFORMATION				
Interest paid	$	-	$	-
Income taxes paid	$	-	$	-

The accompanying notes are an integral part of these audited financial statements.

REGEN INDUSTRIAL HEMP USA, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECMEBER 31, 2022 AND 2021

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Regen Industrial Hemp USA, LLC ("the Company," "we," "us" or "our") was originally organized under the name Hemp Made USA on November 18, 2019 in the State of Minnesota. On April 27, 2021, the Company changed its name to Regen Industrial Hemp USA, LLC.

The Company is a start-up and specializes in the development of proprietary designs and concepts to implement in the industrial hemp industry as well as supplying raw material for manufacturing. The Company is currently focusing on its first project of perfecting processing equipment, dryer, and harvesting equipment.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared in conformity with United States generally accepted accounting principles, which contemplate continuation of the Company as a going concern. As a start-up, the Company has had no revenues and has accumulated losses through December 31, 2022. The Company currently has limited working capital and has not completed its efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

Management anticipates that the Company will be dependent, for the near future, on additional investment capital to fund operating expenses The Company intends to position itself so that it will be able to raise additional funds through equity and debt financing. In light of management's efforts, there are no assurances that the Company will be successful in this or any of its endeavors or become financially viable and continue as a going concern.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's year-end is December 31.

Cash and Cash Equivalents

The Company considers all highly liquid investments with the original maturities of three months or less to be cash equivalents. As of December 31, 2022 and 2021, the Company had cash in the amount of $8,740 and $16,977, respectively.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company has elected to be taxed as a Limited Liability Company (LLC) and under these provisions, are considered a pass-through entity and do not pay corporate income taxes on taxable income. Instead, the members are liable for individual income taxes on their respective income tax returns.

Generally accepted accounting principles requires management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statues of limitations, for federal and state purposes.

The Company is required to file federal and state income tax returns. With limited exceptions, the Company is subject to income tax examination since inception (2019).

Management has performed its evaluation of income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard.

From time to time, the Company may be subject to penalties assessed by various taxing authorities, which will be classified as general and administrative expenses if they occur.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company.

NOTE 4 – MEMBERS' EQUITY

The Company was organized as a limited liability company and currently has one member.

During the years ended December 31, 2022 and 2021, there were no contributions or distributions.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's sole member, Jane Burnes Leverenz, has agreed to advance the Company funds to pay for its operations. The loan bears an interest rate of 10% and is due on demand.

During the years ended December 31, 2022 and 2021, the Company's sole member, loaned to the Company $28,200 and $7,891, respectively. As of December 31, 2022 and 2021, the balance due on the loan payable to the Company's sole member was $116,003 and $87,803, respectively.

Interest expense on the loans for the years ended December 31, 2022 and 2021 was $9,740 and $6,340, respectively. As of December 31, 2022 and 2021, accrued interest was $19,480 and $9,740, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company entered into a lease agreement for a $446 monthly fee, starting on June 1, 2021 and ending September 30, 2021. Rent expense of the year ended December 31, 2021 was $1,784.
.
NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855, "Subsequent Events," the Company has analyzed its operations subsequent to December 31, 2022, through August 10, 2023, the date when the financial statements were available to be issued, and has determined that there are no material subsequent events to disclose in these financial statements other than as follows:

The Company received $19,000 from its sole member and $20,000 from a non-related party in loans and advances to assist in paying for its operations.